1 Nexa Resources S.A. 37A, Avenue J-F Kennedy L-1855 Luxembourg, Grand Duchy of Luxembourg R.C.S. Luxembourg B 185.489 Voting Results of the Annual General Meeting of Shareholders held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on June 25, 2026 Resolution FOR AGAINST ABSTENTION Total number of votes cast (excluding ABSTENTIONS) Majority (%) (a) as per tabulation report (FOR) (b) other than (a) Total number FOR (a) as per tabulation report (AGAINST) (b) other than (a) Total number AGAINST (a) as per tabulation report (ABSTENTION) (b) other than (a) Total number ABSTENTION (FOR) (AGAINST) (ABSTENTION) 1) Annual Accounts 7,709,462 85,655,128 93,364,590 19,170 0 19,170 61,451 0 61,451 93,383,760 99.979 2) Consolidated Financial Statements 7,709,973 85,655,128 93,365,101 18,645 0 18,645 61,465 0 61,465 93,383,746 99.980 3) Share Premium Distribution 7,745,124 85,655,128 93,400,252 27,338 0 27,338 17,621 0 17,621 93,427,590 99.971 4) Board Discharge 7,683,459 85,655,128 93,338,587 37,818 0 37,818 68,806 0 68,806 93,376,405 99.959 5) Directors Reelection: N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A a) Flavio Aidar 1,529,779 85,655,128 87,184,907 6,255,737 0 6,255,737 4,567 0 4,567 93,440,644 93.305 b) Jaime Ardila 1,529,041 85,655,128 87,184,169 6,256,487 0 6,256,487 4,555 0 4,555 93,440,656 93.304 c) Gianfranco Castagnola 7,625,558 85,655,128 93,280,686 159,959 0 159,959 4,566 0 4,566 93,440,645 99.829 d) Paulo De Moraes Macedo 7,626,647 85,655,128 93,281,775 158,869 0 158,869 4,567 0 4,567 93,440,644 99.830 e) Daniella Elena Dimitrov 7,271,988 85,655,128 92,927,116 513,580 0 513,580 4,515 0 4,515 93,440,696 99.450 f) Luis Ermírio De Moraes 1,528,533 85,655,128 87,183,661 6,256,973 0 6,256,973 4,577 0 4,577 93,440,634 93.304 g) Hilmar Rode 7,759,723 85,655,128 93,414,851 25,783 0 25,783 4,577 0 4,577 93,440,634 99.972 2 Resolution FOR AGAINST ABSTENTION Total number of votes cast (excluding ABSTENTIONS) Majority (%) (a) as per tabulation report (FOR) (b) other than (a) Total number FOR (a) as per tabulation report (AGAINST) (b) other than (a) Total number AGAINST (a) as per tabulation report (ABSTENTION) (b) other than (a) Total number ABSTENTION (FOR) (AGAINST) (ABSTENTION) h) Edward Ruiz 7,758,610 85,655,128 93,413,738 26,925 0 26,925 4,548 0 4,548 93,440,663 99.971 i) Jane Sadowsky 7,380,853 85,655,128 93,035,981 405,071 0 405,071 4,159 0 4,159 93,441,052 99.566 6) Board Remuneration 7,731,126 85,655,128 93,386,254 39,330 0 39,330 19,627 0 19,627 93,425,584 99.958 7) Reappointment of PwC 7,637,767 85,655,128 93,292,895 148,173 0 148,173 4,143 0 4,143 93,441,068 99.841 Chairman Secretary Scrutineer Alexandre Druta Karl Pardaens Octavio Lanzi 3 Nexa Resources S.A. 37A, Avenue J-F Kennedy L-1855 Luxembourg, Grand Duchy of Luxembourg R.C.S. Luxembourg B 185.489 Voting Results of the Extraordinary General Meeting of Shareholders held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on June 25, 2026 Resolution FOR AGAINST ABSTENTION Total number of votes cast (excluding ABSTENTIONS) Majority (%) (a) as per tabulation report (FOR) (b) other than (a) Total number FOR (a) as per tabulation report (AGAINST) (b) other than (a) Total number AGAINST (a) as per tabulation report (ABSTENTION) (b) other than (a) Total number ABSTENTION (FOR) (AGAINST) (ABSTENTION) 1) Authorization to Board to Increase Share Capital N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A a) Authorization to Board to Increase Share Capital and consequently amend article 5.8 of the Articles of Association 813,016 85,655,128 86,468,144 6,967,110 0 6,967,110 9,957 0 9,957 93,435,254 92.543 b) Increase the authorized share capital to USD 800,000,000 and consequently amend article 5.7 of the Articles of Association 1,440,869 85,655,128 87,095,997 6,329,251 0 6,329,251 19,963 0 19,963 93,425,248 93.225 c) Authorization to Board to Limit or Cancel Preferential Rights and consequently amend article 5.10 of the Articles of Association 829,445 0 829,445 6,944,355 85,655,128 92,599,483 16,283 0 16,283 93,428,928 0.888 4 Resolution FOR AGAINST ABSTENTION Total number of votes cast (excluding ABSTENTIONS) Majority (%) (a) as per tabulation report (FOR) (b) other than (a) Total number FOR (a) as per tabulation report (AGAINST) (b) other than (a) Total number AGAINST (a) as per tabulation report (ABSTENTION) (b) other than (a) Total number ABSTENTION (FOR) (AGAINST) (ABSTENTION) 2) Amendment of article 11.1 of the Articles of Association 7,682,138 85,655,128 93,337,266 40,988 0 40,988 66,957 0 66,957 93,378,254 99.956 3) Amendment of articles 6.1, 13.4, 13.10 and 13.13 of the Articles of Association 7,669,220 85,655,128 93,324,348 53,725 0 53,725 67,138 0 67,138 93,378,073 99.942 Chairman Secretary Scrutineer Alexandre Druta Karl Pardaens Octavio Lanzi